[redacted]

13012583

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson National Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura K. Collins (303) 488-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street Suite 800 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, Maura K. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maura K. Collins

Signature

EVP, Chief Financial Officer

Title

Paige McLaughlin

Notary Public

PAIGE MCLAUGHLIN
Notary Public
State of Colorado
My Commission Expires February 09, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Jackson National Life Distributors LLC:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Jackson National Life Distributors LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 26, 2013

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	14,333,870
Fees receivable		4,861,693
Total assets	$	19,195,563
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	4,631,288
Total liabilities		4,631,288
Member's equity:		
Capital contribution		12,903,165
Retained earnings		1,661,110
Total member's equity		14,564,275
Total liabilities and member's equity	$	19,195,563

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors LLC (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products. The Company is a wholly owned subsidiary of Jackson, which in turn, is an indirect wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed. The Company has obtained a commitment from Jackson that it will continue to provide equity funding for the Company's operations through at least January 1, 2014 if needed.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less and money market mutual funds. The carrying values of the Company's cash equivalents approximate their fair values due to their short-term nature.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company believes it is not exposed to any significant credit risk.

(d) Income Taxes

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying financial statement.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2012. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof.

The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2008.

(e) ***Use of Estimates***

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives.

Jackson provides personnel, services, and office space to the Company under the agreement, which is considered by management to be reasonable to both parties. The Company reimburses Jackson for administrative expenses, primarily representing salaries, commissions, employee benefits, and other promotional expenses, which are initially paid by Jackson. Because of this agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson insurance and annuity products, the Company has entered into Distribution Agreements with the JNL Series Trust, JNL Investors Series Trust, JNL Variable Fund LLC, and Curian Variable Series Trust (the Trusts), open-end management investment companies registered under the Investment Company Act of 1940, pursuant to Distribution Plans adopted by the Trusts under the Securities and Exchange Commission Rule 12b-1. The Company receives and records a monthly fee from the Trusts based upon the average daily net assets attributable to the Class A Shares of select funds in the Trusts.

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 12 to 1. On December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .49 to 1 and net capital was $9,421,655, which was $9,112,902 in excess of the minimum capital required of $308,753.

(4) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(Continued)

(5) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2013, the date the statement of financial condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.